Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 April 23, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9363
              Balanced Income Equity and ETF Portfolio, Series 48
                                 (the "Trust")
                      CIK No. 1848153 File No. 333-254649
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE STAFF NOTES THAT THE COVER PAGE DESCRIBES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS AND ETFS. PLEASE CONSIDER NOT USING "DIVERSIFIED" SINCE THE PORTFOLIO ONLY CONTAINS 15 STOCKS.

      Response: Please note that the Trust holds a variety of common stocks across different sectors and market capitalizations and shares issued by exchange-traded funds, which themselves hold a number of different securities. The term "diversified" is meant only to describe that the Trust holds a diversified portfolio of securities. Therefore, the Trust respectfully declines to remove the term "diversified."

      2. IN THE PORTFOLIO SELECTION PROCESS, PLEASE SPECIFICALLY DESCRIBE THE "QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF" THE TRUST'S RESEARCH DEPARTMENT USES.

      Response: In accordance with the Staff's comment, the above referenced disclosure will be revised as follows:

      "... quality and character of the securities held by the ETF (mostly focusing on credit quality, maturity, and duration)."

      3. IF THE TRUST WILL ONLY HOLD ONE FOREIGN COMMON STOCK OF THE FIFTEEN TOTAL COMMON STOCKS, PLEASE CONSIDER DISCLOSING THIS IN THE PORTFOLIO SELECTION PROCESS.

      Response: The Trust notes that whether a common stock is issued by a foreign or domestic company is not part of the Trust's portfolio selection process as it relates to the Common Stocks. Therefore, the Trust respectfully declines to make this change as it believes the disclosure, as currently presented, is appropriate for investor comprehension.

Risk Factors
------------

      4. IF THE TRUST HAS MATERIAL EXPOSURE TO CHINA, EITHER DIRECTLY OR THROUGH THE UNDERLYING FUNDS, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If the Trust has material exposure to China based on its final portfolio, relevant risk disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon